Horror Hub, LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,082.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory Asset	-50,000.00
Accumulated Amortization	897.00
American Express	-5,320.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-54,423.44**
Net cash provided by operating activities	**$ -92,506.26**
FINANCING ACTIVITIES	
Owner's Investment:Chad Dahlstrom - Contributions	176.56
Owner's Investment:Chad Dahlstrom - Equity	11,805.31
Owner's Investment:Josh Balz - Contributions	-5,000.00
Owner's Investment:Josh Balz - Equity	-9,340.71
Owner's Investment:Nathan Bryner - Contributions	-40,000.00
Owner's Investment:Nathan Bryner - Equity	21,561.95
Owner's Investment:WeFunder	65,009.00
Retained Earnings	40,973.45
Net cash provided by financing activities	**$85,185.56**
NET CASH INCREASE FOR PERIOD	**$ -7,320.70**
Cash at beginning of period	18,417.57
CASH AT END OF PERIOD	**$11,096.87**